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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66608

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Lightstone Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One International Blvd., Suite 200

(No. and Street)

Mahwah, (City) NJ (State) 07495 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph DePietto, CPA (516) 326-9200 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Joseph P. DePietto, CPA , P.C., DEPIETTO CPA's PC

(Name – *if individual, state last, first, middle name*)

1981 Marcus Avenue (Address) Lake Success (City) NY (State) 11042 (Zip Code)

SEC Mail Processing Section

MAR 01 2010

Washington, DC
121

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Michael S. Cardello, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lightstone Securities, LLC, as of 31 December, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Vice President & CFO/CCO

Title

ROBERT LOPES
NOTARY PUBLIC
STATE OF NEW JERSEY
MY COMMISSION EXPIRES APRIL 3, 2012

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

FOCUS REPORT

FORM X-17A-5

(FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT)
PART IIA [12]

(Please read instructions before preparing Form)

This report is being filed pursuant to (Check Applicable Block(s))
1) Rule 17a-5(a) [X] [16]   2) Rule 17a-5(b) [ ] [17]   3) Rule 17a-11 [ ] [18]
4) Special request by designated examining authority [ ] [19]   5) Other [ ] [26]

NAME OF BROKER-DEALER: LIGHTSTONE SECURITIES, LLC [13]

SEC. FILE NO.: 8-66606 [14]

FIRM ID NO.: 132596 [15]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.)

1 INTERNATIONAL BLVD SUITE 200 [20]
(No. and Street)

FOR PERIOD BEGINNING (MM/DD/YY): 10/01/09 [24]

AND ENDING (MM/DD/YY): 12/31/09 [25]

MAHWAH [21] (City)   NJ [22] (State)   07495 [23] (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT [30]   (Area code) - Telephone No. [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT

		OFFICIAL USE	
	[32]		[33]
	[34]		[35]
	[36]		[37]
	[38]		[39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS ?   YES [ ] [40]   NO [X] [41]

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [Y] [42]

EXECUTION

The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submisson of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the 25Th day of February 20 10

Manual Signatures of:

1) [signature]
Principal Executive Officer or Managing Partner

2) [signature]
Principal Financial Officer or Partner

3) ______
Principal Operations Officer or Partner

SEC Mail Processing Section
MAR 01 2010
Washington, DC
121

ATTENTION - Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f (a))

FINRA

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER		
LIGHTSTONE SECURITIES, LLC	N 3	100

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY)	12/31/09	99
SEC FILE NO.	8-66608	98
Consolidated		198
Unconsolidated	X	199

ASSETS

	Allowable	Non-Allowable	Total
1. Cash	$ 197,196 [200]		$ 197,196 [750]
2. Receivables from brokers or dealers:			
A. Clearance account	[295]		
B. Other	[300]	$ [550]	[810]
3. Receivables from non-customers	[355]	[600]	[830]
4. Securities and spot commodities owned, at market value:			
A. Exempted securities	[418]		
B. Debt securities	[419]		
C. Options	[420]		
D. Other securities	[424]		
E. Spot commodities	[430]		[850]
5. Securities and/or other investments not readily marketable:			
A. At cost $ [130]			
B. At estimated fair value	[440]	[610]	[860]
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:	[460]	[630]	[880]
A. Exempted securities $ [150]			
B. Other securities $ [160]			
7. Secured demand notes:	[470]	[640]	[890]
Market value of collateral:			
A. Exempted securities $ [170]			
B. Other securities $ [180]			
8. Memberships in exchanges:			
A. Owned, at market $ [190]			
B. Owned, at cost		[650]	
C. Contributed for use of the company, at market value		[660]	[900]
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships	[480]	[670]	[910]
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization.	[490]	33,343 [680]	33,343 [920]
11. Other assets	[535]	9,452 [735]	9,452 [930]
12. Total Assets	$ 197,196 [540]	$ 42,795 [740]	$ 239,991 [940]

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER

LIGHTSTONE SECURITIES, LLC as of 12/31/09

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities		A.I. Liabilities		Non-A.I. Liabilities		Total	
13. Bank loans payable		$	1045	$	1255	$	1470
14. Payable to brokers or dealers:							
A. Clearance account			1114		1315		1560
B. Other			1115		1305		1540
15. Payable to non-customers			1155		1355		1610
16. Securities sold not yet purchased, at market value					1360		1620
17. Accounts payable, accrued liabilities, expenses and other		46,636	1205		1385	46,636	1685
18. Notes and mortgages payable:							
A. Unsecured			1210				1690
B. Secured			1211		1390		1700
19. Liabilities subordinated to claims of general creditors:							
A. Cash borrowings:					1400		1710
1. from outsiders	$ 970						
2. Includes equity subordination (15c3-1(d)) of	$ 980						
B. Securities borrowings, at market value from outsiders	$ 990				1410		1720
C. Pursuant to secured demand note collateral agreements					1420		1730
1. from outsiders	$ 1000						
2. includes equity subordination (15c3-1(d)) of	$ 1010						
D. Exchange memberships contributed for use of company, at market value					1430		1740
E. Accounts and other borrowings not qualified for net capital purposes			1220		1440		1750
20. TOTAL LIABILITIES		$ 46,636	1230	$	1450	$ 46,636	1760

Ownership Equity			Total	
21. Sole proprietorship			$	1770
22. Partnership (limited partners)	$	1020	193,355	1780
23. Corporation:				
A. Preferred stock				1791
B. Common stock				1792
C. Additional paid-in capital				1793
D. Retained earnings				1794
E. Total				1795
F. Less capital stock in treasury			( )	1796
24. TOTAL OWNERSHIP EQUITY			$ 193,355	1800
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY			$ 239,991	1810

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER
LIGHTSTONE SECURITIES, LLC — as of 12/31/09

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition			$ 193,355	3480
2. Deduct ownership equity not allowable for Net Capital			( )	3490
3 Total ownership equity qualified for Net Capital			193,355	3500
4 Add:				
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
B. Other (deductions) or allowable credits (List)				3525
5. Total capital and allowable subordinated liabilities			$ 193,355	3530
6. Deductions and/or charges:				
A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	$ 42,795	3540		
B. Secured demand note deficiency		3590		
C. Commodity futures contracts and spot commodities-proprietary capital charges		3600		
D. Other deductions and/or charges		3610	(42,795)	3620
7. Other additions and/or allowable credits (List)				3630
8 Net Capital before haircuts on securities positions			$ 150,560	3640
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):				
A. Contractual securities commitments	$	3660		
B. Subordinated securities borrowings		3670		
C. Trading and investment securities:				
1. Exempted securities		3735		
2. Debt securities		3733		
3. Options		3730		
4. Other securities		3734		
D. Undue concentration		3650		
E. Other (List)		3736	( )	3740
10. Net Capital			$ 150,560	3750

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER

LIGHTSTONE SECURITIES, LLC — as of 12/31/09

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11 Minimum net capital required (6-2/3% of line 19)	$	3,109	3756
12 Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	5,000	3758
13. Net capital requirement (greater of line 11 or 12)	$	5,000	3760
14 Excess net capital (line 10 less 13)	$	145,560	3770
15 Excess net capital at 1000% (line 10 less 10% of line 19)	$	144,560	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition				$	46,636	3790
17. Add:						
A. Drafts for immediate credit	$		3800			
B. Market value of securities borrowed for which no equivalent value is paid or credited	$		3810			
C. Other unrecorded amounts (List)	$		3820	$		3830
19. Total aggregate indebtedness				$	46,636	3840
20. Percentage of aggregate indebtedness to net capital (line 19 divided by line 10)				%	30.98	3850
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c-3-1(d)				%	0.00	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$		3870
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	—	3880
24. Net capital requirement (greater of line 22 or 23)	$		3760
25. Excess net capital (line 10 less 24)	$		3910
26. Net capital in excess of the greater of: 5% of combined aggregate debit items or 120% of minimum net capital requirement	$	—	3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 4% of aggregate debits if alternative method is used

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of the memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER

LIGHTSTONE SECURITIES, LLC

For the period (MMDDYY) from 10/01/09 [3932] to 12/31/09 [3933]

Number of months included in this statement [3931]

STATEMENT OF INCOME (LOSS)

REVENUE

1. Commissions:		
a. Commissions on transactions in exchange listed equity securities executed on an exchange	$	3935
b. Commissions on listed option transactions		3938
c. All other securities commissions		3939
d. Total securities commissions		3940
2. Gains or losses on firm securities trading accounts		
a. From market making in options on a national securities exchange		3945
b. From all other trading		3949
c. Total gain (loss)		3950
3. Gains or losses on firm securities investment accounts		3952
4. Profits (losses) from underwriting and selling groups		3955
5. Revenue from sale of investment company shares		3970
6. Commodities revenue		3990
7. Fees for account supervision, investment advisory and administrative services		3975
8. Other revenue	224,057	3995
9. Total revenue	$ 224,057	4030

EXPENSES

10. Salaries and other employment costs for general partners and voting stockholder officers				4120
11. Other employee compensation and benefits			568,406	4115
12. Commissions paid to other brokers-dealers			8,640	4140
13. Interest expense				4075
a. Includes interest on accounts subject to subordination agreements		4070		
14. Regulatory fees and expenses			44,400	4195
15. Other expenses			485,946	4100
16. Total expenses			$ 1,107,392	4200

NET INCOME

17. Net Income (loss) before Federal income taxes and items below (Item 9 less item 16)			$ (883,335)	4210
18. Provision for Federal income taxes (for parent only)				4220
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above				4222
a. After Federal income taxes of		4238		
20. Extraordinary gains (losses)				4224
a. After Federal income taxes of		4239		
21. Cumulative effect of changes in accounting principles				4225
22. Net income (loss) after Federal income taxes and extraordinary items			$ (883,335)	4230

MONTHLY INCOME

23. Income (current month only) before provision for Federal Income taxes and extraordinary items	(418,343)	4211

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER

LIGHTSTONE SECURITIES, LLC

For the period (MMDDYY) from 10/01/09 to 12/31/09

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period			$	227,690	4240
A. Net income (loss)				(883,335)	4250
B. Additions (includes non-conforming capital of	$	4262)		849,000	4260
C. Deductions (includes non-conforming capital of	$	4272)			4270
2. Balance, end of period (from item 1800)			$	193,355	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	$		4300
A. Increases			4310
B. Decreases			4320
4. Balance, end of period (from item 3520)	$		4330

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER

LIGHTSTONE SECURITIES, LLC as of 12/31/09

Exemptive Provision Under Rule 15c3-3

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based :

A. (k) (1) - Limited business (mutual funds and/or variable annuities only) $ ______ [4550]

B. (k) (2) (i) - "Special Account for the Exclusive Benefit of customers" maintained x [4560]

C. (k) (2) (ii) - All customer transactions cleared through another broker-dealer on a fully disclosed basis.

Name(s) of Clearing Firm(s) - Please separate multiple names with a semi-colon

______ [4335] ______ [4570]

D. (k) (3) - Exempted by order of the Commission ______ [4580]

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual (See below for code to enter)	Name of Lender or Contributor	Insider or Outsider ? (In or Out)	Amount to be with-drawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (Yes or No)
[4600]	[4601]	[4602]	[4603]	[4604]	[4605]
[4610]	[4611]	[4612]	[4613]	[4614]	[4615]
[4620]	[4621]	[4622]	[4623]	[4624]	[4625]
[4630]	[4631]	[4632]	[4633]	[4634]	[4635]
[4640]	[4641]	[4642]	[4643]	[4644]	[4645]
[4650]	[4651]	[4652]	[4653]	[4654]	[4655]
[4660]	[4661]	[4662]	[4663]	[4664]	[4665]
[4670]	[4671]	[4672]	[4673]	[4674]	[4675]
[4680]	[4681]	[4682]	[4683]	[4684]	[4685]
[4690]	[4691]	[4692]	[4693]	[4694]	[4695]
		TOTAL	$ [4699]		

OMIT PENNIES

Instructions: Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c) (2) (iv)), which could be required by the lender on demand or in less than six months.

WITHDRAWAL CODE:	DESCRIPTION
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals
4.	15c3-1(c) (2) (iv) Liabilities

LIGHTSTONE SECURITIES LLC
Financial Statements
December 31, 2009

DEPIETTO CPAS PC
ACCOUNTANTS & ADVISORS

LIGHTSTONE SECURITIES, LLC

Financial Statements

December 31, 2009

DEPIETTO CPAS PC
ACCOUNTANTS & ADVISORS

LIGHTSTONE SECURITIES, LLC

Table of Contents

December 31, 2009

DEPIETTO CPAs PC
ACCOUNTANTS & ADVISORS

INDEPENDENT AUDITORS' REPORT

To the Member of
Lightstone Securities, LLC
1 International Blvd.
Mahwah, NJ 07495

We have audited the accompanying statement of financial condition of Lightstone Securities, LLC as of December 31, 2009 and the related statements of income, changes in equity, and cash flows for the period then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lightstone Securities, LLC as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

DePietto CPA's P.C.
DePietto CPAs PC
February 25, 2010

1981 Marcus Avenue/Suite C114, Lake Success, NY 11042
516.326.9200 telephone 516.326.1100 fax

LIGHTSTONE SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2009

ASSETS

Current Assets		
Cash	$ 197,196	
Prepaid expenses	4,680	
Total Current Assets		201,876
Property, Plant & Equipment (net of accumulated depreciation of $102,240)		33,343
Other Assets		
Deposit	1,500	
Other receivable	3,273	
Total Other Assets		4,773
TOTAL ASSETS		**$ 239,992**

LIABILITIES AND EQUITY

Current Liabilities		
Accounts payable	$ 46,636	
Total Current Liabilities		46,636
Member equity		193,356
TOTAL LIABILITIES AND EQUITY		**$ 239,992**

DePietto CPAs PC
ACCOUNTANTS & ADVISORS

LIGHTSTONE SECURITIES, LLC

STATEMENT OF INCOME(LOSS)

For the Period Ended December 31, 2009

Revenues:		
Commissions		$ 326,547
Miscellaneous income		1,054
Total Revenues		327,601
Expenses:		
Automobile expense	84,620	
Commissions	224,958	
Computer expense	130,588	
Depreciation expense	18,660	
Dues & subscriptions	43,005	
Employee benefits	115,815	
Filing fees	4,324	
Insurance	24,318	
Internet expense	16,203	
Legal & accounting fees	98,204	
Office expense	30,410	
Outside service	25,353	
Payroll expense	1,472,498	
Payroll processing fees	5,533	
Payroll tax expense	128,837	
Postage & delivery	5,961	
Printing & reproduction	9,938	
Professional fees	5,974	
Recruiting expenses	43,896	
Regulatory expense	69,116	
Rent	65,820	
Seminars & events	28,706	
Telephone & utilities	75,243	
Travel & entertainment	623,542	
Total expenses		3,351,522
Net Loss		**$ (3,023,921)**

DEPIETTO CPAS PC
ACCOUNTANTS & ADVISORS

See Accountants' Audit Report and Notes to Financial Statements.

LIGHTSTONE SECURITIES, LLC

STATEMENT OF CHANGES IN MEMBER EQUITY

For the Period Ended December 31, 2009

Member equity - January 1, 2009	$	153,398
Member contribution		3,063,879
Net Loss		(3,023,921)
Member equity - December 31, 2009	**$**	**193,356**

DEPIETTO CPAS PC
ACCOUNTANTS & ADVISORS

LIGHTSTONE SECURITIES, LLC

STATEMENT OF CASH FLOWS

For the Period Ended December 31, 2009

Cash Flows from Operating Activities:	
Net Loss	$ (3,023,921)
Adjustments to reconcile net income to net cash flows from operating activities:	
Depreciation expense	18,660
Increase in prepaid expenses	(4,353)
Increase in deposit	(1,500)
Increase in other receivable	(3,273)
Increase in accounts payable	(65,785)
Net Cash Provided by Operating Activities	(3,080,172)
Cash Flows from Financing Activities:	
Member contribution	3,063,879
Net Cash Provided by Financing Activities	3,063,879
Net Increase in Cash	(16,293)
Cash - Beginning of year	213,489
Cash - End of Period	**$ 197,196**

DEPIETTO CPAS PC
ACCOUNTANTS & ADVISORS

LIGHTSTONE SECURITIES, LLC

COMPUTATION OF NET CAPITAL
Under SEC Rule 15c3-1

For the Period Ended December 31, 2009

NET CAPITAL	
Equity	$ 193,356
Deductions and/or charges	
Non-allowable assets:	
Property, plant & equipment (net)	33,343
Other assets	9,453
Total non-allowable assets	42,796
Tentative Net Capital	150,560
Haircuts	0
Net Capital (15c3-1)	$ 150,560
AGGREGATE INDEBTEDNESS	
Items included in statement of financial condition:	
Accounts payable	$ 46,636
Total indebtedness	$ 46,636
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital requirement	$ 5,000
Excess net capital	$ 145,560
Ratio: Aggregate indebtedness to net capital	.31 to 1

DEPIETTO CPAS PC
ACCOUNTANTS & ADVISORS

LIGHTSTONE SECURITIES, LLC

RECONCILIATION TO NET CAPITAL REQUIREMENT OF ORIGINAL FOCUS FILING IN ACCORDANCE TO RULE 17a-5(a),(d)

For the Period Ended December 31, 2009

	Orig. Filing X-17A-5	Per Cert. Financial Report	Recon. in Filing vs Financial
NET CAPITAL			
Equity	$ 273,709	$ 193,356	(80,353)
Deductions and/or charges			
Non-allowable assets:			
Property, plant & equipment (net)	52,003	33,343	(18,660)
Other assets	40,208	9,453	(30,755)
Total non-allowable assets	92,211	42,796	(49,415)
Tentative Net Capital	181,498	150,560	(30,938)
Haircuts	0	0	0
Net Capital (15c3-1)	$ 181,498	$ 150,560	(30,938)
AGGREGATE INDEBTEDNESS			
Items included in statement of financial condition:			
Accounts payable	$ 15,698	$ 46,636	30,938
Total indebtedness	$ 15,698	$ 46,636	30,938
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT			
Minimum net capital requirement	$ 5,000	$ 5,000	-
Excess net capital	$ 176,498	$ 145,560	(30,938)
Ratio: Aggregate indebtedness to net capital	.09 to 1	.31 to 1	.22 to 1

The differences are due to accrual and posting adjustments made at year end 12/31/09

DEPIETTO CPAS PC
ACCOUNTANTS & ADVISORS

LIGHTSTONE SECURITIES, LLC
Notes to Financial Statements
December 31, 2009

NOTE 1: Nature of Business

Organization

LIGHTSTONE SECURITIES, LLC (The "Company") was formed in the state of New York as a single member limited liability company. The company is a member firm in the Financial Industry Regulatory Authority (FINRA), operates as a broker/dealer and has commenced operations in 2004. The company is licensed in all fifty States, Puerto Rico and the Virgin Islands, and specializes as a managing dealer syndicating structured securities in limited partnerships and other dealer offerings particular to Real Estate Investment Trusts (REIT).

NOTE 2: Summary of Significant Accounting Policies

a) Revenue Recognition

Revenue is recognized at point of sale.

b) Cash and Cash Equivalents

For the purpose of the statement of cash flows, the Company considers demand deposited money market funds and U.S. treasury obligations to be cash and cash equivalents.

Concentration of Credit Risk
Financial instruments that potentially subject the organization to concentrations of credit risk consist of cash accounts in financial institutions, which at certain times exceed federally insured limits. As of October 3, 2008 the Federal Deposit Insurance Corporation (FDIC) increased its limits from $100,000 to $250,000. At December 31, 2009, the accounts did not exceed the insured limits.

c) Income Taxes

The company operates as a single member limited liability company for tax purposes. All income and losses are reported by the sole member on the entities tax return. Therefore, all income taxes are the responsibility of the sole member.

d) Property and Equipment

Furniture, fixtures and equipment are carried at cost. Depreciation is provided by using the modified accelerated cost recovery system (MACRS) over an estimated useful life of three to ten years. The method is used for book and tax purposes and does not differ materially from Generally Accepted Accounting Principle (GAAP) depreciation methods.

LIGHTSTONE SECURITIES, LLC
Notes to Financial Statements
December 31, 2009

NOTE 2: Summary of Significant Accounting Policies

d) Property and Equipment(continued)

Maintenance, repairs and renewals that neither materially add to the value of the property nor appreciably prolong its life are charged to expense as incurred. Gains and losses on disposition of property and equipment are included in income.

e) Use of Estimates in the Preparation of Financial Statements

Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. These estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that management uses.

NOTE 3: Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires broker dealers to maintain minimum net capital. The ratio of aggregate indebtedness to net capital, shall not exceed 15 to 1 for ongoing concerns. As per page 6, the company's current requirement is $5,000. At December 31, 2009, the Company had a net capital of $150,560 which was $145,560 in excess of its required net capital of $5,000. The Company's net capital ratio was .31 to 1.

NOTE 4: Concentration of Funds

The company does not maintain inventory of stocks, bonds or other security positions at risk.

NOTE 5: Disclosure of Statement of Financial Condition

A statement indicating that the Statement of Financial Condition of the most recent annual audit report of the broker or dealer pursuant to sec. 240.17a-5 is available for examination at the principal office of the broker or dealer and the regional or district office of the Securities & Exchange Commission for the region or district in which the broker or dealer has its principal place of business.

LIGHTSTONE SECURITIES, LLC
Notes to Financial Statements
December 31, 2009

NOTE 6: Exemption Provisions

The Company has elected an exemption from Rule 15c3-3 based on section(2)(i), which states "Special Account for the Exclusive Benefit of customers" maintained.

NOTE 7: Commitment and Contingencies

Future lease payments on the rental of office space and furniture are as follows:

Year	Rent expense
2010	$ 65,820

The monthly payment of $5,484.99 represents $1,343.43 for furniture and $4,141.66 for rental space. The rent expense at December 31, 2009 was $ 65,820.

DEPIETTO CPAS PC
ACCOUNTANTS & ADVISORS

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Member of
Lightstone Securities, LLC
1 International Blvd.
Mahwah, NJ 07495

In planning and performing our audit of the financial statements of Lightstone Securities, LLC. for the year ended December 31, 2009, we considered its internal control, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures (including tests of compliance with such practice and procedures) followed by Lightstone Securities, LLC. that we considered relevant to the objectives stated in Rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c-3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures can be expected to achieve the SEC's above mentioned objectives.

Two of the objectives of an internal control and practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control, or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projections of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that except for the effect, if any, of the condition indicated in the preceding paragraph, the Company's practices and procedures were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers/dealers and should not be used by anyone other than these specified parties.

DePietto CPA's P.C.

DePietto CPA's PC

Lake Success, New York
February 25, 2010